October 28, 2013

VIA EDGAR AND ELECTRONIC MAIL

Perry J. Hindin, Esq.
Senior Special Counsel
United States Securities and Exchange Commission
Office of Mergers and Acquisitions
100 F Street, N.E.
Washington, D.C. 20549

Re:	RCM Technologies, Inc.
Preliminary Proxy Statement on Schedule 14A
Filed October 21, 2013 by IRS Partners No. 19, L.P. et al.
File No. 001-10245

Dear Mr. Hindin:

We acknowledge receipt of the letter of comment dated October 25, 2013 (the “Comment Letter”) from the Staff of the Securities and Exchange Commission (the “Commission”) with regard to the above-referenced matter.  We have reviewed the Comment Letter with IRS Partners No. 19 and the other participants named therein (collectively, the “Stockholder Group”) and provide the following supplemental response on its behalf.  To facilitate the Staff’s review, we have reproduced the text of the Staff’s comments in italics below, and our responses appear immediately below each comment.

General

1.
Given the recent filing of the preliminary proxy statement referenced above, please advise us of the filing persons’ present intention to amend their Schedule 13D. Refer to Exchange Act Rule 13d-2(a), Item 4 of Schedule 13D and the obligation to file required amendments “promptly.”

We are filing an amendment to the Stockholder Group’s Schedule 13D on the date hereof in response to this comment.

2.
Please ensure that a reasonable basis for each opinion or belief exists. Support for opinions or beliefs should be self-evident, disclosed in your materials or provided to the staff on a supplemental basis with a view toward disclosure. We cite the following example of statements or assertions in your materials, which at a minimum, must be supported on a supplemental basis.

October 28, 2013

We acknowledge the Staff’s comment and provide the following supplemental disclosure.

•
Notwithstanding a market capitalization of roughly $73 million, the Board and management have recognized, since 2000, approximately $150 million in write-offs associated with goodwill and other intangibles as a result of ill-advised acquisitions while experiencing a decline in EBITDA from approximately $23.6 million to $7.3 million, or nearly 70% (page 11, emphasis added). Please provide support for the causal effect between the acquisitions and the cited financial measures. Also disclose the years in which such “ill-advised acquisitions” occurred.

As disclosed in the Company’s statements of cash flow, which we are providing to the Staff on a supplemental basis (see Exhibit A attached hereto), the Company has made approximately $160 million worth of acquisitions since 1997 through 2012, but has written off $149.3 million, or nearly ever dollar spent on acquisitions.  As indicated by the Company’s financial statements, the only years since 2000 that the Company did not make acquisitions were in 2001, 2002, 2004, 2010, and 2011.  Though the Company provides very limited disclosure regarding acquisitions in its public filings, given the substantial write-offs recorded from 2000 through 2008, and the fact that EBITDA has decreased nearly 70% since 2000, the Stockholder Group does not believe these acquisitions have been additive to the Company.

We are also providing the Staff on a supplemental basis (see Exhibit A attached hereto), the Company’s return on invested capital (ROIC), adjusted for write-offs.   As shown, returns go from 5.9% in 2000 to 1.5% in 2012, again as acquisition spending (and write-offs) increase.   If the acquisitions were additive or value increasing, then ROIC should increase. In other words, there should have been a direct relationship between what they paid for the acquisitions and what they got in terms of operating profits.

We believe the Company’s current lack of growth and underperformance can be linked to this failed acquisition strategy.   The Stockholder Group believes a disciplined, well vetted approach to acquiring companies could have built significant value for the Company over the long-term. Instead, the Company has seen significant declines in revenues, EBITDA, and net income. In fact, EBITDA is now less than one-third of what it was in 2000, declining from approximately $23.6 million in 2000 to $7.3 million as of June 30, 2013.  If the Company had a successful acquisition strategy, the Company would have grown and both EBITDA and ROIC would have increased (rather than decreased over time).

•
We believe the Rights Plan, with a 15% beneficial ownership trigger, well below the level considered appropriate by ISS... (page 12, emphasis added). It is our understanding that ISS does not oppose rights plans with limited durations of less than one year.

October 28, 2013

ISS’ 2013 Proxy Voting Summary Guidelines, dated January 31, 2013 (the “Guidelines”), state that shareholder rights plans should contain “no lower than a 20% trigger, flip-in or flip-over.”  While ISS also notes that such plans should be for a term of no more than three years, it nevertheless believes that the maximum trigger should be 20%.  See the relevant section of the Guidelines attached hereto as Exhibit B, which is being provided to the Staff on a supplemental basis.

•
Glass Lewis, another leading proxy advisory firm, also believes, “that poison pill plans generally are not in the best interests of stockholders” and “can reduce management accountability by substantially limiting opportunities for corporate takeovers” (page 12).

See the relevant section of Glass Lewis’ Proxy Paper Guidelines for the 2013 Proxy Season attached hereto as Exhibit C, which is being provided to the Staff on a supplemental basis.  We have revised the Proxy Statement to track the exact language included in Glass Lewis’ guidelines.

•	[If] Mr. Kopyt is thereafter terminated (without cause) or leaves the Company for “good reason,” he is entitled to receive a windfall payout of more than $6 million (page 19).

See pages 30 and 31 of the Company’s preliminary proxy statement filed with the Commission on October 18, 2013 (the “Company Proxy Statement”), which are attached hereto as Exhibit D.  These materials are being provided to the Staff on a supplemental basis.

•
in addition to [the potential $6 million] payout, Mr. Kopyt could become entitled to additional payments under a separate severance agreement with the Company to the extent such payments are in excess of the severance package he may be entitled to receive under his termination benefits agreement (page 19).

See pages 30 and 31 of the Company Proxy Statement, which is attached hereto as Exhibit D.  These materials are being provided to the Staff on a supplemental basis.

Background of the Solicitation, page 5

3.
Refer to the last sentence of the third bullet point on page 8. It is our understanding that when RCM adopted its stockholder rights plan in January 2013, the rights plan had a 15% ownership threshold and the Company has not taken any action to lower such threshold. While this sentence is merely quoting a statement actually made by Mr. Vizi, the filing persons have chosen to affirmatively include it in their proxy statement. To the extent the substance of such statement is incorrect, please revise accordingly.

October 28, 2013

We have revised the Proxy Statement to address this comment.

4.
Refer to the last bullet point on page 9 and similar disclosure on pages 11, 13 and 15 of the filing persons’ proxy statement. According to disclosure on page 14 of the Company’s proxy statement, Mr. Vizi telephoned Mr. Miller on September 23, 2013 and conveyed that the Stockholder Group wanted the Board’s declassification delayed until the 2014 Annual Meeting as opposed to the 2013 Annual Meeting. Notwithstanding such request, the Company’s proxy statement indicates that the Board will implement the declassification at the 2013 Annual Meeting. Please revise the disclosure here and elsewhere to clarify, if true, that while the Board did eliminate classification of the Board, it did not adopt the Stockholder Group’s specific declassification proposal. Also disclose the Stockholder Group’s specific declassification proposal, including the year in which it wanted such proposal to be implemented.

We have revised the Proxy Statement in response to this comment.  We note that we originally proposed implementation of the declassification proposal beginning with the 2014 annual meeting of stockholders (the “2014 Annual Meeting”) because such proposal was non-binding and could only be implemented after the 2013 annual meeting of stockholders (the “2013 Annual Meeting”) if the Board agreed to amend the Company’s Bylaws.   Furthermore, we believe that the assertions in the Company Proxy Statement that we insisted that the Company delay the declassification of the Board until the 2014 Annual Meeting is a complete mischaracterization of the discussions between the Stockholder Group and RCM.  In fact, the Stockholder Group specifically agreed to the implementation of the declassification proposal at the 2013 Annual Meeting if the Company in turn agreed that all directors would stand for re-election to serve one-year terms at the 2014 Annual Meeting (not just the Stockholder Group’s two Nominees).

We are concerned with RCM’s poor stock performance. Page 10

5.
The first sentence of this paragraph incorrectly describes the referenced time period ending on December 31, 2012 as the “past five years.” In addition, it is our understanding that the Company’s shares last traded at $9.99 on July 16, 2007, which was more than six years ago. Please revise accordingly.

We have revised the Proxy Statement to address this comment.

We are concerned with the Company’s poor operating performance..., page 11

6.
Refer to the second paragraph. It is our understanding that the last time the Company wrote off goodwill was in the fourth quarter of 2008, almost five years ago. Yet the heading of this subsection along with the referenced paragraph creates the implication that such write-offs have occurred more recently. Please revise this section to specify the dates that such write-offs were taken and why, if the last write-off occurred in 2008, it is still a cause for concern currently.

We have revised the Proxy Statement to address this comment.

We are concerned the interests of the Board may not be aligned..., page 14

7.
Refer to the last sentence. Provide support for the statement that the Nominees “would have significant ‘skin in the game’ which would promote significantly greater accountability to all stockholders” or revise accordingly. In responding to this comment, please address the following points:

October 28, 2013

We have revised the Proxy Statement to address this comment and the points identified below.  We note that Mr. Vizi is deemed to beneficially own 13.1% of the outstanding shares of the Company by virtue of having shared dispositive power over the Shares owned directly by IRS Partners and the Foundation and is entitled to certain performance-based fees under the Investment Advisory Agreement (as defined below) with the O’Connell Entities with respect to the shares of Common Stock held by the O’Connell Entities.  By virtue of this relationship, Mr. Vizi has a strong interest in ensuring that the value of IRS Partners’ and the Foundation’s investment in RCM is maximized, which we believe is a shared interest of all stockholders.

•	Mr. Vizi personally holds only 1,000 shares of RCM’s common stock and Mr. Ballou holds 5,000 shares.

•
Pursuant to the Investment Advisory Agreement described on page 16 by and between Legion Partners, as the advisor, and IRS Partners, as the client, Legion Partners, Mr. Vizi and Mr. Kiper are restricted from acquiring any additional shares of RCM stock beyond those held by them on the date of the Investment Advisory Agreement, which was an aggregate of 23,000 shares, 22,000 of which are held by Mr. Kiper.

•
Pursuant to the Investment Advisory Agreement, Legion Partners, as an investment advisor, has duties to serve the interests of its client, IRS Partners. Disclosure on page 16 suggests that Mr. Vizi’s compensation is dependent on Legion Partners’ performance in connection with the investment advisory services it provides IRS Partners.

Proposal No. 1, page 15

8.
Disclosure in the first paragraph on page 15 and on page 2 indicates that “...two directors (who were formerly Class B directors) whose terms expire at the Annual Meeting are up for election at the Annual Meeting.” It is our understanding that only one of the former Class B directors, Mr. Kerr, is standing for re-election and the other Board recommended nominee, Mr. Frankel, is not an incumbent Board member. Please revise the disclosure accordingly.

We have revised the Proxy Statement to address this comment.

9.
Refer to the last full paragraph on page 17 regarding the filing persons’ reservation of the right to nominate additional unidentified persons under certain circumstances. Please confirm for us that should the participants lawfully nominate substitute nominees before the meeting, the participants will file an amended proxy statement that (1) identifies the substitute nominees, (2) discloses whether such nominees have consented to being named in the revised proxy statement and to serve if elected and (3) includes the disclosure required by Items 5(b) and 7 of Schedule 14A with respect to such nominees.

October 28, 2013

We confirm that should the participants lawfully nominate substitute nominees before the meeting, the participants will file an amended proxy statement that (1) identifies the substitute nominees, (2) discloses whether such nominees have consented to being named in the revised proxy statement and to serve if elected and (3) includes the disclosure required by Items 5(b) and 7 of Schedule 14A with respect to such nominees.

Proposal No. 5, page 21

10.	Refer to the third paragraph on page 21. Please revise to specify in greater detail the reference to the definition of independent director set forth in the NASDAQ listing standards.

We have revised the Proxy Statement to address this comment.

Quorum; Discretionary Voting, page 22

11.
The fifth sentence of this section appears to imply that brokers, even in a contested solicitation, have discretionary authority to vote their clients’ shares on a “routine” proposal such as Proposal 2 (ratification of the Board’s selection of auditors). It is our understanding that, in a contested election, a broker does not have discretionary authority to vote on any proposals to be voted on at the meeting, whether routine or not. Please provide support for your assertion, or revise your disclosure to remove this implication.

We have revised the Proxy Statement to address this comment.

Solicitation of Proxies, page 25

12.
We note that the filing persons may solicit proxies by telephone and in person. Please be advised that all written soliciting materials, including any scripts to be used in soliciting proxies must be filed under the cover of Schedule 14A on the date of first use.

We acknowledge the Staff’s comment and note that all written soliciting materials, including any scripts to be used in soliciting proxies will be filed under the cover of Schedule 14A on the date of first use.

Form of Proxy

13.
Revise the form of proxy to identify all parties on whose behalf the solicitation is made. Currently the card only lists Legion Partners and IRS Partners No. 19. Also identify whether each separate matter has been proposed by the Company or the Stockholder Group. Refer to Exchange Act Rule 14a-4(a)(1) and (3).

We have revised the Proxy Statement to address this comment.

****

October 28, 2013

In connection with responding to the Staff’s comments, a certificate signed by each of the participants containing the three acknowledgments requested by the Staff is attached hereto.

The Staff is invited to contact the undersigned at (212) 451-2206 or Steve Wolosky at (212) 451-2333 with any comments or questions it may have.  We would appreciate your prompt advice as to whether the Staff has any further comments.

Sincerely,

/s/ Elizabeth Gonzalez-Sussman

Elizabeth Gonzalez-Sussman

October 28, 2013

ACKNOWLEDGMENT

In connection with responding to the comments of the Staff of the Securities and Exchange Commission (the “Commission”) relating to the Preliminary Proxy Statement on Schedule 14A filed by the undersigned on October 21, 2013 (the “Proxy Statement”), each of the undersigned acknowledges the following:

•	The undersigned is responsible for the adequacy and accuracy of the disclosure in the Proxy Statement;

•	The Staff’s comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Proxy Statement; and

•	The undersigned may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

[Signature page on next page]

October 28, 2013

IRS PARTNERS NO. 19, L.P.
By:	M2O, Inc., its General Partner

By:	/s/ Bradley Vizi
	Name: Title:	Bradley Vizi As Attorney-in-Fact for Michael O’Connell, Chief Executive Officer

THE LEONETTI/O’CONNELL FAMILY FOUNDATION

By:	/s/ Bradley Vizi
	Name: Title:	Bradley Vizi As Attorney-in-Fact for Michael O’Connell, Secretary, Chief Financial Officer and Director

M2O, INC.
By:	/s/ Bradley Vizi
	Name: Title:	Bradley Vizi As Attorney-in-Fact for Michael O’Connell, Chief Executive Officer

THE MICHAEL F. O’CONNELL AND MARGO L. O’CONNELL REVOCABLE TRUST

By:	/s/ Bradley Vizi
	Name: Title:	Bradley Vizi As Attorney-in-Fact for Michael O’Connell, Trustee

October 28, 2013

LEGION PARTNERS ASSET MANAGEMENT, LLC

By:	/s/ Bradley Vizi
	Name:	Bradley Vizi
	Title:	Managing Director

/s/ Christopher Kiper
Christopher Kiper
/s/ Bradley Vizi
Bradley Vizi, Individually and as attorney-in-fact for Michael O’Connell and Roger Ballou